

Mail Stop 3233

October 27, 2016

VIA E-MAIL
Mr. Sean M. Mahoney
Chief Financial Officer
DiamondRock Hospitality Company
3 Bethesda Metro Center, Suite 1500
Bethesda, MD 20814

> **Re: DiamondRock Hospitality Company**
> **Form 8-K dated August 5, 2016**
> **Filed August 5, 2016**
> **File No. 001-32514**

Dear Mr. Mahoney:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities